UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Cowen Group, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $.01

(Title of Class of Securities)

223622 101

(CUSIP Number)

David K. Boston, Esq.
Laura L. Delanoy, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 223622 101

1	Name of Reporting Person RCG Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 296,935

	8	Shared Voting Power 0

	9	Sole Dispositive Power 296,935

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 296,935

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.3%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 223622 101

1.	Name of Reporting Person C4S & CO., L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 296,935

	8	Shared Voting Power 0

	9	Sole Dispositive Power 296,935

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 296,935

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.3%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. 223622 101

1.	Name of Reporting Person PETER A. COHEN

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,039,220

	8	Shared Voting Power 296,935

	9	Sole Dispositive Power 3,039,220

	10	Shared Dispositive Power 296,935

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,336,155*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.8%

14	Type of Reporting Person IN
* - See Item 5.

SCHEDULE 13D

CUSIP No. 223622 101

1.	Name of Reporting Person JEFFREY M. SOLOMON

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 684,963

	8	Shared Voting Power 296,935

	9	Sole Dispositive Power 684,963

	10	Shared Dispositive Power 296,935

11	Aggregate Amount Beneficially Owned by Each Reporting Person 981,898*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.8%

14	Type of Reporting Person IN
* - See Item 5.

SCHEDULE 13D

CUSIP No. 223622 101

1.	Name of Reporting Person THOMAS W. STRAUSS

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 2,980,082

	8	Shared Voting Power 296,935

	9	Sole Dispositive Power 2,980,082

	10	Shared Dispositive Power 296,935

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,277,017*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.8%

14	Type of Reporting Person IN
* - See Item 5.

SCHEDULE 13D

This Amendment No. 6 to Schedule 13D, dated October 4, 2013 (“Amendment No. 6”), amends the Schedule 13D originally filed on November 12, 2009 (the “Original 13D”), as amended, by RCG Holdings LLC, a Delaware limited liability company (“RCG”), C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), which serves as managing member of RCG, Peter A. Cohen, who serves as one of the managing members of C4S, Jeffrey M. Solomon, who serves as one of the managing members of C4S, and Thomas W. Strauss, who serves as one of the managing members of C4S. This Amendment No. 6 relates to the Class A common stock, par value $0.01 per share (the “Shares”), of Cowen Group, Inc., a Delaware corporation (the “Issuer”), with principal executive offices at 599 Lexington Avenue, 20th Floor, New York, New York 10022.  Capitalized terms used but not defined herein have the meaning ascribed thereto in the Original 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 118,225,058 Shares outstanding as of August 5, 2013, which figure is based on the Issuer’s Quarterly Report on Form 10-Q/A filed on August 8, 2013.

A. RCG

(a) RCG is the beneficial owner for purposes of Rule 13d-3 of 296,935 Shares, which it owns directly.

Percentage: Approximately 0.3%.

(b) 1. Sole power to vote or direct vote: 296,935

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 296,935

4. Shared power to dispose or direct the disposition: 0

(c) The transactions in the Shares by RCG in the past 60 days are as follows:

•  On October 1, 2013, RCG distributed 7,181,140 Shares to certain of its members, including Messrs. Cohen and Strauss and an entity controlled by Mr. Strauss, each in connection with such member’s ownership interests in RCG.

B. C4S

(a) C4S, as the managing member of RCG, may be deemed the beneficial owner for purposes of Rule 13d-3 of the 296,935 Shares owned by RCG.

Percentage: Approximately 0.3%.

(b) 1. Sole power to vote or direct vote: 296,935

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 296,935

4. Shared power to dispose or direct the disposition: 0

(c) C4S has not entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of RCG are as follows:

•  On October 1, 2013, RCG distributed 7,181,140 Shares to certain of its members, including Messrs. Cohen and

  Strauss and an entity controlled by Mr. Strauss, each in connection with such member’s ownership interests in RCG.

C. Mr. Cohen

(a) Mr. Cohen is the beneficial owner for purposes of Rule 13d-3 of an aggregate of 3,039,220 Shares, which he holds directly.  Mr. Cohen, as a managing member of C4S, may also be deemed the beneficial owner for purposes of Rule 13d-3 of the 296,935 Shares owned by RCG and allocated to others.

Percentage: Approximately 2.8%.

(b) 1. Sole power to vote or direct vote: 3,039,220

2. Shared power to vote or direct vote: 296,935

3. Sole power to dispose or direct the disposition: 3,039,220

4. Shared power to dispose or direct the disposition: 296,935

(c)  The transactions in the Shares in the past 60 days on behalf of Mr. Cohen and RCG are as follows:

•  On October 1, 2013, RCG distributed 7,181,140 Shares to certain of its members, including Messrs. Cohen and Strauss and an entity controlled by Mr. Strauss, each in connection with such member’s ownership interests in RCG.  2,589,713 of these Shares were distributed to Mr. Cohen, which are now held directly by Mr. Cohen.

C. Mr. Solomon

(a)  Mr. Solomon is the beneficial owner for purposes of Rule 13d-3 of 684,963 Shares, which he holds directly.  Mr. Solomon, as a managing member of C4S, may also be deemed the beneficial owner for purposes of Rule 13d-3 of the 296,935 Shares owned by RCG.

Percentage: Approximately 0.8%.

(b) 1. Sole power to vote or direct vote: 684,963

2. Shared power to vote or direct vote: 296,935

3. Sole power to dispose or direct the disposition: 684,963

4. Shared power to dispose or direct the disposition: 296,935

(c)  The transactions in the Shares in the past 60 days on behalf of Mr. Solomon and RCG are as follows:

•  On August 6, 2013, Mr. Solomon sold 100,000 Shares in the open market at price equal to $3.603 per Share.
•  On October 1, 2013, RCG distributed 7,181,140 Shares to certain of its members, including Messrs. Cohen and Strauss and an entity controlled by Mr. Strauss, each in connection with such member’s ownership interests in RCG.

C. Mr. Strauss

(a) Mr. Strauss is the beneficial owner for purposes of Rule 13d-3 of an aggregate of 2,980,082 Shares, consisting of (x) 1,917,687 Shares, which he holds directly and (y) 1,062,395 Shares that are held by an entity controlled by Mr. Strauss.  Mr. Strauss, as a managing member of C4S, may also be deemed the beneficial owner for purposes of Rule 13d-3 of the 296,935 Shares owned by RCG and allocated to others.

Percentage: Approximately 2.8%.

(b) 1. Sole power to vote or direct vote: 2,980,082

2. Shared power to vote or direct vote: 296,935

3. Sole power to dispose or direct the disposition: 2,980,082

4. Shared power to dispose or direct the disposition: 296,935

(c)  The transactions in the Shares in the past 60 days on behalf of Mr. Strauss and  RCG are as follows:

•  On October 1, 2013, RCG distributed 7,181,140 Shares to certain of its members, including Messrs. Cohen and Strauss and an entity controlled by Mr. Strauss, each in connection with such member’s ownership interests in RCG.  An aggregate of 2,626,243 of these Shares were distributed to Mr. Strauss and such entity controlled by Mr. Strauss, which are now held directly by such persons.

(d) Certain members of RCG other than the Reporting Persons have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, certain Shares of Class A Common Stock that are held by RCG and that are allocated to them in connection with their ownership interest in RCG; however, these rights are limited by certain restrictions, as described in Item 6 below.

(e) On October 1, 2013, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:
On October 1, 2013, RCG distributed 7,181,140 Shares to certain of its members, including Messrs. Cohen and Strauss and an entity controlled by Mr. Strauss, each in connection with such member’s ownership interests in RCG.

Following the distribution, RCG holds 296,935 Shares.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2013

RCG HOLDINGS LLC

By:	C4S & Co., L.L.C.,
as managing member

By:	/s/ Owen S. Littman
Name:	Owen S. Littman
Title:	Attorney-in-fact for Jeffrey M. Solomon, as Managing Member*

C4S & CO., L.L.C.

By:	/s/ Owen S. Littman
Name:	Owen S. Littman
Title:	Attorney-in-fact for Jeffrey M. Solomon, as Managing Member*

JEFFREY M. SOLOMON

By:	/s/ Owen S. Littman
Name:	Owen S. Littman
Title:	Attorney-in-fact*

PETER A. COHEN

By:	/s/ Owen S. Littman
Name:	Owen S. Littman
Title:	Attorney-in-fact*

THOMAS W. STRAUSS

By:	/s/ Owen S. Littman
Name:	Owen S. Littman
Title:	Attorney-in-fact*

*
Power of Attorney given by Mr. Solomon, Mr. Cohen and Mr. Strauss was previously filed with the SEC on April 27, 2010, as an Exhibit to a Form 4 filed by Ramius LLC, the Issuer, and the Reporting Persons, as a group, with respect to Immersion Corporation.